SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                September 25 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index


Exhibit No.                  Description

99.1                         Peter Lehmann Wines Limited


             Allied Domecq PLC Bid for Peter Lehmann Wines Limited

                    Increased Base Offer of $4.00 per share


Allied Domecq PLC (Allied Domecq), through its wholly owned subsidiary Allied Domecq Wines Australia Pty Ltd, announced today that it proposes to increase its base offer price for Peter Lehmann Wines Limited (PLW) to A$4.00 per share. The offer remains conditional on (among other things) Allied Domecq acquiring relevant interests in at least 51% of PLW's issued share capital. However, subject to satisfaction of those conditions, shareholders will receive $4.00 per PLW share, regardless of whether Bidder acquires 90% or more of the PLW Shares and therefore regardless of whether Mr Peter Lehmann accepts the offer (or sells to another person who accepts).

In addition, PLW shareholders will be entitled to retain the fully franked final PLW dividend of 5.5 cents per share if they were the registered holder of PLW shares on the record date of 23 September 2003.

Allied Domecq also announced that it had received Foreign Investment Review Board clearance for its offer.

Commenting on the increased offer, Allied Domecq Chief Executive Philip Bowman said:

"Allied Domecq's new offer represents a clear statement of our belief in the quality of the Peter Lehmann wines, and our determination to grow PLW's brand presence both in the Australian market and internationally. We remain committed to maintaining the principles of quality and local autonomy and identity, which have built the Peter Lehmann Wines brands into the successes that they are today.

"Our new offer gives all PLW shareholders the opportunity to realise full value for all their shares. We are convinced that it is far more desirable for PLW shareholders to achieve an attractive price for all of their shares - a price that recognises and values the successes of the company - than to accept partially the Hess offer and be locked in as minority holders in a company controlled by a privately-owned group."

Variation documents, including a Second Supplementary Bidder's Statement, will be lodged shortly, with formal Notices of Variation expected to be dispatched to PLW shareholders by 29 September 2003.


Further information


Summary information on Allied Domecq can be obtained from its website, www.allieddomecq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 207 608 1000.


Allied Domecq PLC (UK)                    Savage & Horrigan Australia
Media

Stephen Whitehead                         Jane Mussared
Director of Corporate Affairs             Allied Domecq Spokesperson (Australia)
+44 (0) 20 7009 3927/+44 (0)7880 783 532  Tel: 0404 852 813


Anthony Cardew                            Jennifer Horrigan
Cardew & Co.                              Savage & Horrigan
+44 (0) 20 7930 0777                      Tel: 02 9268 1501/ 0414 539 441


Allied Domecq Investor Relations

Peter Durman
+44 (0) 7771 974 817
PLW Shareholder Inquiries

Inquiries from Peter Lehmann Wines Limited shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines Offer Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.


--------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

25 September 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary